Exhibit 99.18

encore Energy Corp. Announces Participation at the H.C. Wainwright Spring Mining Conference

TSX.V: EU

OTCQB: ENCUF

www.encoreenergycorp.com

VANCOUVER, BC, April 15, 2021 /Ct-NV/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the “Company”) is pleased to announce it will be a featured as a presenting company at the H.C. Wainwright Spring Mining Conference. The virtual conference, being held on April 19-20, 2021, will feature the encore Energy Corporate Presentation on Monday April 19, 2021 at 4:30 PM EST.

Paul Goranson, CEO, will provide an overview of the Company’s business during the live presentation and will be available to participate in one-on-one meetings with investors who are registered to join the conference.

To register for the conference please register at www hcwevents com/mining. The encore Energy presentation will be available online following the conference.

We look forward to seeing you there.

About H.C. Wainwright & Co.

H.C. Wainwright is a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. H.C. Wainwright & Co. also provides research and sales and trading services to institutional investors. According to Sagient Research Systems, H.C. Wainwright’s team is ranked as the #1 Placement Agent in terms of aggregate CMPO (confidentially marketed public offering), RD (registered direct offering) and PIPE (private investment in public equity) executed cumulatively since 1998.

For more information visit H.C. Wainwright & Co. on the web at www hcwco com.

About encore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

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SOURCE encore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com,www.encoreenergycorp.com

CO: encore Energy Corp.

Ct-NV 08:00e 15-APR-21